Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 MAR -4 AM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

24 February 2003

03007107

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

**RE: BRAMBLES INDUSTRIES PLC**
**Rule 12g3-2(b) Exemption (File No. 82-5205)**

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 3/6

File no. 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

GE Asset Management Incorporated and GE Asset Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holdings are in respect of discretionary investment management services for clients

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

19 February 2003

12) Total holding following this notification

43,246,470

13) Total percentage holding of issued class following this notification

5.98%

File No. 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24 February 2003

Details of Registered Holders

| | |
|---|---|
| General Electric Pension Trust | 19,416,351 |
| GE IP-Int'l | 904,629 |
| CAAT Pension Plan - GE Inv | 1,099,751 |
| CDP Capital | 1,119,416 |
| Talvest International Equity | 144,996 |
| Nav Canada Pension Plan | 389,640 |
| Public Employees Retirement NV | 1,391,196 |
| California Public Emp Ret Sys | 2,251,010 |
| Indiana PBLC Emp Retirement Fd | 954,344 |
| Stitching GE Pension Funds | 44,213 |
| Canadian Broadcasting Company | 243,034 |
| GE Pension Ltd GBL | 33,930 |
| Chrysler Corporation | 1,951,271 |
| N Carolina Retirement System | 2,110,695 |
| Tal Private Mgt Intl Equity Fd | 351,070 |
| Alberta Teachers Intl Equity | 949,847 |
| Mitsui Trust 0109902 | 70,251 |
| Toyo Trust 10330214 | 52,448 |
| Elfun International Equity Fund | 686,257 |
| Elfun Diversified Fund | 135,480 |
| GE Investments Int'l Fund-NYC | 4,488,377 |
| G.E. Commingled Pool | 699,786 |
| Chrysler Veba | 853,301 |
| GE Investment Int'l Trade Pool | 148,290 |
| GE Investments CDA Int'l Equit | 526,645 |
| CGBOI Global Equity Ex Japan | 81,070 |
| Inst GE International Equity | 1,322,913 |
| Inst GE Strategic Investment | 30,838 |
| Inst GE Europe EQ | 20,619 |
| Inst GE Premr Int'l | 24,817 |
| GEI Total Return | 78,014 |
| GEI International Equity Fund | 145,587 |
| GEI Int'l Equity Select Fund | 101,642 |
| GE Global Equity Fund | 77,019 |
| GE International Equity | 209,224 |
| GE Strategic Fund | 140,492 |
| GE Europe Equity | 11,062 |
| GE Premier Int'l Equity | 30,970 |
| GE PP Interntnl Equity Focus | 81,975 |